Exhibit 99.2

NOTICE OF THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

June 18, 2013

Northcore Technologies Inc. 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7 Canada	Tel: 416-640-0400 Fax: 416-640-0412 www.northcore.com

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the annual and special meeting (the "Meeting") of the shareholders of NORTHCORE TECHNOLOGIES INC. (the "Company") will be held in the Gallery Room, at the TMX Broadcast Centre, The Exchange Tower, 130 King Street West, Toronto, Ontario M5X 1J2, on Tuesday, July 23, 2013, at the hour of 3:00 p.m., Toronto time, for the following purposes:

1.	to receive and consider the Company's financial statements for the financial year ended December 31, 2012, together with the report of the auditors thereon;

2.	to elect directors for the ensuing year;

3.	to appoint auditors for the ensuing year and to authorize the Audit Committee of the Board of Directors to fix their remuneration;

4.
to consider and, if deemed advisable, to pass a special resolution (in the form attached as Appendix I to this information circular), authorizing the consolidation of all issued and outstanding shares of the Company on the basis of one (1) post-consolidation common share for up to twenty (20) pre-consolidation common shares;

5.
to consider and, if deemed advisable, to pass a special resolution (in the form attached as Appendix II to this information circular), authorizing approval of the Cielo renewable-diesel intellectual property purchase transaction and the issuance of common shares of the Company;

6.
to consider and, if deemed advisable, to pass a special resolution (in the form attached as Appendix III to this information circular), authorizing changing the name of the Company to “Cielo Technologies Inc.” or such other name as may be approved by the Board of Directors of the Company, effective upon the closing of the asset purchase transaction contemplated above (the “Name Change Resolution”);

7.
to consider and, if deemed advisable, to pass a resolution authorizing an increase in the maximum number of options to be granted under the Company’s Stock Option Plan to 15 percent of the common shares outstanding after the share consolidation and asset purchase transaction contemplated above; and

8.	to transact such further and other business as may properly come before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting, are set forth in the management information circular accompanying this notice. In addition to the management information circular, a form of proxy, and a supplemental mailing request and electronic materials form also accompany this notice.

The Board of Directors of the Company has determined that shareholders registered on the books of the Company at the close of business on June 13, 2013 are entitled to notice of the Meeting and to vote at the Meeting.  Shareholders of the Company who are unable to attend the Meeting in person are requested to date and sign the enclosed form of proxy and return it in the enclosed envelope.  To be valid and acted upon at the Meeting, forms of proxy must be filled out and signed correctly and either (i) returned to the Company's registrar and transfer agent, Equity Financial Trust Company, 200 University Ave., Suite 400 Toronto, Ontario M5H 4H1, Fax: (416) 361-0470 at any time up to and including 3:00 p.m. on July 19, 2013 (or not less than forty eight (48) hours, excluding Saturdays and holidays, preceding the Meeting or any reconvened Meeting in the event of an adjournment of the Meeting).

DATED at Toronto, Ontario this 18th day of June, 2013.
By order of the Board of Directors

“Don Allan”
Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 23, 2013

SOLICITATION OF PROXIES

This Management Information Circular and the accompanying form of proxy are furnished in connection with the solicitation of proxies by and on behalf of the management of NORTHCORE TECHNOLOGIES INC. (“Northcore” or the "Company") for use at the annual and special meeting of shareholders of the Company (the "Meeting") to be held on Tuesday, July 23, 2013 for the purposes set out in the accompanying notice of meeting.  In addition to the use of the mail, proxies may be solicited by officers, directors and regular employees of the Company personally or by telephone. The cost of such solicitation will be borne by the Company except for the cost of postage required to return the forms of proxy which will borne by the individual shareholders.

The persons appointed pursuant to the enclosed form of proxy, who are directors or officers of the Company, will vote the shares or withhold the shares from voting, as applicable, in respect of which they are appointed in accordance with the direction of the shareholders appointing them.  In the absence of such direction, such shares shall be voted for the election of directors, appointment of auditors and amendment to stock option plan, as stated under those headings in this Management Information Circular. The form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting and with respect to other matters which may properly come before the Meeting. If matters which are not now known should properly come before the Meeting, the shares represented by the proxy will be voted on such matters in accordance with the best judgment of the person voting such shares. A shareholder desiring to appoint some other person to represent him or her at the Meeting may do so either by inserting the name of such person in the blank space provided in the form of proxy or by completing another proxy in a form similar to the enclosed and, in either case, sending it to the Company or its transfer agent, Equity Financial Trust Company, 200 University Ave., Suite 400 Toronto, Ontario M5H 4H1, Fax: (416) 361-0470, in the return envelope provided. Instruments appointing proxies to be used at the Meeting must be deposited with the Company or its transfer agent at any time up to and including 3:00 p.m. on July 19, 2013 (or not less than forty eight (48) hours, excluding Saturdays and holidays, preceding the Meeting or any reconvened Meeting in the event of an adjournment of the Meeting).

ADVICE TO BENEFICIAL SHAREHOLDERS

The non-registered shareholders of the Company should review the information set forth in this section carefully. Shareholders who do not hold their shares in their own name (referred to in this Management Information Circular as “Beneficial Shareholders”) should note that only proxies deposited by shareholders who appear on the records maintained by the Company’s registrar and transfer agent as registered holders of shares will be recognized and acted upon at the Meeting. If shares are listed in an account statement provided to a shareholder by a broker, those shares will, in all likelihood, not be registered in the shareholder’s name. Such shares will more likely be registered under the name of the shareholder’s broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co. (the registration name for The Canadian Depositary for Securities Limited, which acts as nominee for many Canadian brokerage firms). In the United States, the vast majority of such shares are registered in the name of CEDE & Co. (the registration name for The Depository Trust Company, which acts as nominee for many U.S. brokerage firms). Shares held by brokers (or their agents or nominees) on behalf of a broker’s client can only be voted at the direction of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

National Instrument 54-101 of the Canadian Securities Administrators requires brokers and other intermediaries to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. The various brokers and other intermediaries have their own mailing procedures and provide their own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure that their shares are voted at the Meeting. The form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is substantially similar to the form of proxy provided directly to registered shareholders by the Company. However, its purpose is limited to instructing the registered shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The vast majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (applicable in Canada & the US). Broadridge typically prepares a machine-readable voting instruction form, mails those forms to Beneficial Shareholders and asks Beneficial Shareholders to return the forms to Broadridge, or otherwise communicate voting instructions to Broadridge (by way of the Internet or telephone, for example). Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of shares to be represented at the Meeting. A Beneficial Shareholder who receives a Broadridge voting instruction form cannot use that form to vote shares directly at the Meeting. The voting instruction forms must be returned to Broadridge (or instructions respecting the voting of shares must otherwise be communicated to Broadridge) well in advance of the Meeting in order to have the shares voted. If you have any questions respecting the voting of shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting shares registered in the name of his or her broker (or an agent of such broker), a Beneficial Shareholder may attend the Meeting as proxy holder for the registered shareholder and vote the shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their shares as proxy holders for the registered shareholders, should enter their own names in the blank space on the proxy form provided to them by their broker (or the broker’s agent) and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker (or the broker’s agent).

All references to shareholders in this Management Information Circular and the accompanying form of proxy and Notice of Meeting are to registered shareholders unless specifically stated otherwise.

REVOCATION OF PROXY

A shareholder executing the enclosed form of proxy has the power to revoke it. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing deposited at the registered office of the Company or its transfer agent at any time up to and including the last business day preceding the day of the Meeting or any adjournment thereof at which the proxy is to be used or with the Chairman of the Meeting on the day of the Meeting or adjournment thereof, and upon either of such deposits the proxy shall be revoked.

INTEREST OF CERTAIN PERSONS OR COMPANIES
IN MATTERS TO BE ACTED UPON

No person who has been a director or senior officer of the Company since the beginning of the last financial year and no person who is a proposed nominee for election as a director of the Company and no associate or affiliate of any such director, senior officer or proposed nominee has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting except as disclosed herein.

RECORD DATE, VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The authorized capital of the Company consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series, of which 234,625,479, common shares of the Company are issued and outstanding as of May 31, 2013. Each common share entitles the holder thereof to one vote per share at the Meeting.

The record date for the determination of shareholders entitled to receive notice of the Meeting has been fixed as June 13, 2013. A quorum for the transaction of business at the Meeting is at least two shareholders represented in person or by proxy holding not less than 10 percent of the outstanding shares of the Company entitled to vote at the Meeting. Under the Articles of Incorporation of the Company and applicable laws, abstentions and broker non-votes will be treated as non-votes.

All shareholders of record as at the close of business on the record date will be entitled to vote at the Meeting except to the extent that any such shareholder has since the record date transferred any of his or her shares. In such case, a transferee of those shares may produce properly endorsed share certificates, or otherwise establish that he or she owns the shares and provided that he or she has demanded, no later than 10 days before the Meeting, that the Company recognize the transferee as a person entitled to vote the transferred shares, such transferee will be entitled to vote such shares at the Meeting.

To the knowledge of the directors and officers of the Company, as of the date hereof, no person or company, who beneficially owns, directly or indirectly, or controls or directs, an aggregate of securities convertible into an amount over 10 percent of the voting shares of the Company.

PARTICULARS OF MATTERS TO BE ACTED ON AT THE MEETING

1.	PRESENTATION OF FINANCIAL STATEMENTS

The Company’s audited consolidated financial statements for the financial year ended December 31, 2012 and the report of the auditors thereon which were filed on SEDAR at www.sedar.com and will be submitted to the shareholders at the Meeting.  No vote will be taken on the financial statements.

2.	ELECTION OF DIRECTORS

The Articles of Incorporation of the Company currently provide for a Board of Directors consisting of not less than three and not more than 15 directors, to be elected annually. The Business Corporations Act (Ontario) provides that, where a minimum and maximum number of directors is provided for in the articles of a company, the directors of that company may, if empowered by special resolution of its shareholders, by a resolution determine the number of directors to be elected at each annual meeting of the shareholders. Pursuant to the by-laws of the Company, the Board of Directors of the Company has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles of the Company. The Board of Directors has determined by resolution that the size of the Board is five directors.

The following information relates to the election of directors of the Company and to the persons proposed to be nominated for election as directors. The Board of Directors presently consists of five directors whose term of office expires at the next annual meeting of shareholders or until successors are elected or appointed.  Management proposes that the persons named below be nominated at the Meeting for re-election as directors of the Company to serve until the next annual meeting of shareholders or until successors are elected or appointed. In the event that any of the nominees are unwilling or unable to seek re-election, it is intended that the discretionary authority given in the proxies hereby solicited will be exercised to vote such proxies for the election of other persons as directors.

Unless directed to the contrary, the enclosed proxy will be voted FOR the nominees listed below (or for substitute nominees in the event of contingencies not known at present) who will serve until the next annual meeting of shareholders or until their successors are elected or appointed.

The following table sets out the names of the persons nominated by management for election of directors.  The table includes information furnished by the nominees individually concerning their principal occupations, employment, common shares beneficially owned by them or over which they exercise control or direction and certain other information:

Name, Age and Municipality of Residence	Director Since	Position with the Company
Don Allan,53, Red Deer, Alberta	June 10, 2013	Director and Chief Executive Officer since June 10, 2013
T. Christopher Bulger, 56, Toronto, Ontario	May 28, 1996
Director and non-executive Chairman of the Board since October 14, 2005 to May 31, 2011. Reappointed as Non-Executive Chairman of the Board on October 15, 2012.
non-executive Chairman of the Audit Committee since May 31, 2011. until May 10-2013, when he was appointed as Interim Chief Financial Officer of the Company.

Ryan Deslippe (1)(2)(3) 34, Amherstburg, Ontario	May 31, 2011	Director
Doug MacKenzie,70, Red Deer, Alberta	- -	Proposed Director
Michael Smith, (1)(2)(3), 44, Naples, Florida, U.S.A	June 10, 2013	Director
________________________ (1)Member of the Management Resources and Compensation Committee (2)Member of the Corporate Governance Committee (3) Member of the Audit Committee
The business experience of each of our current and proposed directors and executive officers for at least the last five years is as follows:

Don Allan, Red Deer, Alberta
Director since June 10, 2013
Chief Executive Officer

Mr. Allan has served as Chief Executive Officer of the Company since June 10, 2013.  Mr. Allan has more than two decades of executive leadership including experience in debt and equity capital markets, strategy and planning, risk management and investor relations. Mr. Allan has an extensive background in business development, marketing and project development.  Mr. Allan is President and CEO of the Blue Horizon Group of Companies and Cielo Gold Corp and past President and CEO of Peace River Oil. Mr. Allan was runner up for the Ernst & Young "Entrepreneur of the Year" award in 2007.

T. Christopher Bulger, Toronto, Ontario
Director since May 28, 1996
Chairman of the Board and Interim Chief Financial Officer

Mr. Bulger has been serving as Interim Chief Financial Officer of the Company since May 6, 2013 and has been the non-executive Chairman of the Board from October 14, 2005 to May 31, 2011 and again since October 15, 2012 and has been a director of the Company since May 28, 1996. Mr. Bulger provides consulting to number of companies, including the role of Chief Financial Officer for Hy-Power Nano Inc., a company innovating solar blocking coatings for windows using nano technology to reduce energy consumption, and Bio-Organic Catalyst of Canada Inc., a company offering science based organic solutions for waste management, using patented technology to reduce energy consumption, remove toxins from wastewater and enhance energy production from waste. Mr. Bulger served as Executive Vice President of our Company from September 1998 to December 1999 and Chief Financial Officer of the Company from April 1996 to September 1998. Mr. Bulger is a CFA, holds an MBA from INSEAD, France and an HBA from The Richard Ivey School of Business, Canada.

Ryan Deslippe, Amherstburg, Ontario
Director since May 31, 2011
Chairman of the Management Resources and Compensation Committee and member of the Corporate Governance and Audit Committees

Mr. Deslippe co-founded Selectcore in 1999 as President and led its successful growth over the past decade to revenues in excess of CDN $100 million, ranking the company as one of the fastest growing firms in Canada between the period 2006 to 2010. At Selectcore, he led the development and launch of its Iridium MasterCard and ReCash - two industry first products in Canada. From 2003 to 2006, Mr. Deslippe also co-founded and was a director of Datazinc, a successful 6 Sigma consulting firm. He was the recipient of the 2006 Profit 100 Magazine Young President Award. Mr. Deslippe is a past Board member of various non-profit organizations.

Doug MacKenzie, Red Deer, Alberta
Proposed Director
Proposed Chairman of the Audit Committee and member of the Management Resources and Compensation and Corporate Governance Committees

Mr. MacKenzie, a former oil industry executive, has over 20 years’ experience as a senior executive, strategist and innovator in the ethanol and biofuels industry. Mr. MacKenzie is presently the President & CEO of Permolex International and is Director of Alberta Innovates-Bio Solutions as well as Chairman of the Governance Committee and member of the Audit Committee. He has been involved extensively in community volunteer activities. His education includes MBA (York), Management Science (Stanford) and Bachelor Science in Engineering Physics (U of Alberta with Distinction).

Michael Smith, Naples, Florida
Director since June 10, 2013
Chairman of the Corporate Governance Committee and member of the Audit and Management Resources and Compensation Committees

Mr. Smith is the Chairman and CEO of a group of Private Equity Funds domiciled in the Caribbean that focuses on investment in high growth companies and assisting those companies transition into the Canadian public markets.  Mr. Smith has been involved with more than a dozen start-ups and has executive management experience in a wide range of industries including: event ticketing, hotel/golf development, environmental services and technology. Michael serves on the board of directors of Dynamic Equity Fund II, Capital Acceleration Fund, White Label Box Office and Showpitch.  He also acts as a strategic advisor to VisualVault Corporation and 49 Capital. Michael lived in Trinidad and Tobago for 12 years prior to moving to Naples. He received a Bachelor of Science degree in Economics, Finance and Investments, with High Distinction, from Babson College in 1992.

Attendance at Board Meetings

The following table sets out the attendance of the directors at meetings of the Board since the beginning of the Company’s most recently completed financial year (note “P” means present at the meeting and “A” means absent from the meeting and “R” means resigned from the Board, if any):

Director	2012
	Mar 20	May 11	June 6	Aug 13	Aug 24	Oct 15	Nov 13	Dec 04

Anthony DeCristofaro	A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Paul Godin	N/A	P	P	P	P	N/A	N/A	N/A
Amit Monga	P	P	P	P	P	P	P	N/A
Jim Moskos	P	P	P	P	P	P	P	P
Christopher Bulger	P	P	P	P	P	P	P	P
Marvin Igelman	A	A	A	A	P	A	P	N/A
Ryan Deslippe	P	P	A	P	P	P	P	P

Other Director Related Disclosure

Except as disclosed below, no proposed director:

(a)   is, as at the date of this Management Information Circular, or has been, within the 10 years before the date of this Management Information Circular, a director or chief executive officer or chief financial officer of any company (including the Company in respect of which this Management Information Circular was prepared)  that:

i)	was subject to an order that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or
ii)
was subject to an order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)  is, as at the date of the information circular, or has been within 10 years before the date of the information circular, a director or executive officer of any company (including the company in respect of which the information circular is being prepared) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or

(c) has, within the 10 years before the date of the information circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

(d) Mr. Bulger, the non-executive Chairman and a director of the Company, was formerly the Chairman and a director of Megawheels, which was listed on the TSX Venture exchange under the symbol "MWT", and which was issued a cease trade order on January 9, 2007 by the Ontario Securities Commission under paragraph 2 and paragraph 2.1 of subsection 127(1) and subsection 127(5) because Megawheels failed to provide continuous disclosure material of audited annual financial statements for the year ended August 31, 2006. Megawheels has undergone an orderly wind-up of operations.

3. APPOINTMENT OF AUDITORS

The Audit Committee has recommended the appointment of A. Chan & Company LLP, Chartered Accountants to audit the Company’s consolidated financial statements for the fiscal year ending December 31, 2013. The persons specified in the enclosed proxy intend to vote the shares represented by the proxies solicited in respect of the Meeting, on any ballot that may be called for, unless authority to do so is withheld, FOR the appointment of the firm of  A. Chan & Company LLP, Chartered Accountants, 1850-1066 West Hastings Street, Vancouver BC V6E 3X2, as the auditors of the Company to hold office until the next annual general meeting of the shareholders and authorizing the Audit Committee to fix the remuneration of the auditors.

A representative of A. Chan & Company LLP may attend the Meeting and, if in attendance, will have an opportunity to make a statement if he or she so desires and to respond to appropriate questions.

The aggregate audit fees for the years ended December 31, 2012, and 2011, are set out in the table below:
Year	Audit Fees(1)	Tax Fees(2)
2012	$101,000	$2,000
2011	$98,000	$3,000

(1)
Audit fees represent costs associated with the audit of the Company’s annual consolidated financial statements including review of securities filings and review of the Company’s interim consolidated financial statements paid to the Company’s previous auditors Collins Barrow Toronto LLP.

(2)	Tax fees represent costs associated with the preparation of the Company’s annual tax filings, tax planning and advice.

Disclosure related to the Company’s Audit Committee can be found under Item 6 section C.1 of the Company’s Annual Report on Form 20–F dated March 28, 2013 and posted under the Company’s profile on SEDAR at www.sedar.com.

SPECIAL BUSINESS

4. CONSOLIDATION OF SHARE CAPITAL

Shareholders are being asked to consider and, if deemed advisable, to pass a special resolution (the "Consolidation Resolution"), in the form set out below in Appendix “I” to this Circular, authorizing the consolidation of the Company's issued and outstanding Common Shares. If the Consolidation Resolution is approved, the Board of Directors will have the authority, in its sole discretion, to implement a consolidation (the "Share Consolidation") of the Company's issued and outstanding Common Shares on the basis of one (1) post-consolidation Common Share for up to twenty (20) pre-consolidation Common Shares (the "Consolidation Ratio").

Approval of the Consolidation Resolution by Shareholders would give the Board of Directors authority to implement the Share Consolidation. In addition, notwithstanding approval of the proposed Share Consolidation by Shareholders, the board of directors, in its sole discretion, may revoke the Consolidation Resolution, and abandon the Share Consolidation without further approval or action by or prior notice to Shareholders.

4.1       Background and Reasons for the Share Consolidation

The Company's Board of Directors believes that it is in the interest of Shareholders of the Company for the Board of Directors to have the authority to implement the Share Consolidation. The Board believes that the current issued capital structure is too large for the growth strategy of the Company. The Board believes that the large issued capital may impact the desirability of purchasing the Common Shares and the ability of the Company to complete financings and acquisitions involving the issuance of Common Shares.

The Board proposes to reduce the number of Common Shares on the basis of one post-consolidation Common Share (1) for up to twenty (20) pre-consolidation Common Shares that are currently issued and outstanding in order to increase the Company's flexibility and competitiveness in the market place and to make the Company's securities more attractive to a wider audience of potential investors, thereby resulting in a more efficient market for the Common Shares.

No fractional Common Shares of the Company will be issued if, as a result of the Share Consolidation, a registered Shareholder would otherwise be entitled to a fractional share. Instead, any fractional Common Shares resulting from the Share Consolidation will be rounded down to the nearest whole number. In calculating such fractional interest, all post consolidation shares held by a beneficial holder(s) shall be aggregated.

In general, the Share Consolidation will not be considered to result in a disposition of Common Shares by Shareholders.

The aggregate adjusted cost base to a Shareholder will not change as a result of the Share Consolidation; however, the Shareholder's adjusted cost base per Common Share will increase.

4.2       Certain Risks Associated with the Share Consolidation

There can be no assurance that the total market capitalization of the Company (the aggregate value of all Common Shares at the market price then in effect) immediately after the Share Consolidation will be equal to or greater than the total market capitalization immediately before the Share Consolidation. In addition, there can be no assurance that the per-share market price of the Common Shares following the Share Consolidation will equal or exceed the direct arithmetical result of the Share Consolidation. In addition, a decline in the market price of the Common Shares after the Share Consolidation may result in a greater percentage decline than would occur in the absence of the Share Consolidation and the liquidity of the Common Shares could be adversely affected.

If the Share Consolidation is implemented and the market price of the Company's Common Shares declines, the percentage decline may be greater than would occur in the absence of the Share Consolidation. The market price of the Company's Common Shares will, however, also be based on the Company's performance and other factors, which are unrelated to the number of Common Shares outstanding. Furthermore, the liquidity of the Company's Common Shares could be adversely affected by the reduced number of Common Shares that would be outstanding after the Share Consolidation.

The Share Consolidation may result in some shareholders owning "odd lots" of less than 500 common shares on a post consolidation basis which may be more difficult to sell, or require greater transaction costs per share to sell.
4.3       Effect on Stock Options

In addition to the issued and outstanding Common Shares, the Common Shares currently reserved for issuance by the Company pursuant to outstanding stock options, and the exercise price of the stock options, will be adjusted to give effect to the Share Consolidation.

4.4       Principal Effects of the Share Consolidation

If approved and implemented, the Share Consolidation will occur simultaneously for all of the Company's Common Shares and the Consolidation Ratio will be the same for all of such Common Shares.

The principal effects of the Consolidation will be that the number of Common Shares of the Company issued and outstanding will be reduced on the basis of the Consolidation Ratio.

4.5       Effect on Non-Registered Shareholders

Non-registered Shareholders holding their Common Shares through a bank, broker or other nominee should note that such banks, brokers or other nominees may have different procedures for processing the Share Consolidation than those that will be put in place by the Company for registered Shareholders. If you hold your Common Shares with such a bank, broker or other nominee and if you have questions in this regard, you are encouraged to contact your nominee.

4.6       Effect on Share Certificates

If the proposed Share Consolidation is approved by Shareholders and implemented by the Company's Board of Directors, registered Shareholders will be required to exchange their share certificates representing pre-consolidation Common Shares. Following the announcement by the Company of the effective date of the Share Consolidation, registered Shareholders will be sent a transmittal letter from the Company's transfer agent, Equity Financial Trust Company, 200 University Ave., Suite 400 Toronto, Ontario M5H 4H1, Fax: (416) 361-0470, as soon as practicable after the effective date of the Share Consolidation. The letter of transmittal will contain instructions on how to surrender your certificate(s) representing your pre-consolidation Common Shares to the transfer agent. The transfer agent will forward to each registered Shareholder who has sent the required documents a new share certificate representing the number of post consolidation Common Shares to which the Shareholder is entitled. Until surrendered, each share certificate representing pre consolidation Common Shares of the Company will be deemed for all purposes to represent the number of whole post-consolidation Common Shares to which the holder is entitled as a result of the Share Consolidation.

SHAREHOLDERS SHOULD NOT DESTROY ANY SHARE CERTIFICATE(S) AND SHOULD NOT SUBMIT ANY SHARE CERTIFICATE(S) UNTIL REQUESTED TO DO SO.

The Articles of the Company provide that the directors of the Company may effect a share consolidation without Shareholder approval. However, the policies of the TSX require Shareholder approval for a Share Consolidation. Management recommends, and the persons named in the accompanying form of proxy intent to vote in favour of, the approval of the Consolidation Resolution.

5. ISSUANCE OF COMMON SHARES FOR PURCHASE OF ASSETS FROM CIELO GOLD CORPORATION

Shareholders are being asked to consider and, if deemed advisable, to pass a special resolution in the form set out below in Appendix II to this Circular, authorizing the issuance of the Company’s common shares representing 48 percent ownership of the Company to Cielo Gold Corporation (“Cielo”), as described in this information Circular (the “Asset Purchase Transaction”). Management is recommending this Asset Purchase Transaction, as detailed below, be approved by the shareholders.

SUMMARY OF ASSET PURCHASE TRANSACTION

Pursuant to an agreement entered into by the Company and Cielo dated June 7, 2013 (the “Agreement”) the Company has agreed to purchase and Cielo wishes to sell certain assets that include the Blue Horizon renewable-diesel fuel demonstration plant and related intellectual property (the “Renewable-Diesel Assets”) to the Company in exchange for the issue of common share of the Company equivalent to a 48 percent ownership position in the Company. Northcore will receive a 50 percent share of profits resulting from the commercialization of Renewable-Diesel Assets, which include new production plants that will be financed by Cielo.

Shareholder approval is being sought pursuant to the Business Corporations Act (Ontario) and in compliance with securities laws and stock exchange requirements, which require shareholder approval of transactions involving a major acquisition or disposition of Company assets other than in the ordinary course of business.

Conditions Precedent

The Company’s obligation to purchase the Renewable-Diesel Assets by paying with common shares of the Company is conditional upon a number of conditions precedent including the following:

1.	compliance with all applicable corporate, legal and regulatory approvals, including the shareholder approval contemplated hereby;
2.	the approval of the Toronto Stock Exchange and all other regulatory authorities having jurisdiction; and
3.	finalization of an asset purchase agreement and related due diligence to the satisfaction of the Company.

Closing
The closing shall take place ten (10) business days after the completion (or waiver) of all the conditions precedent set forth in the Agreement, or at such other date as the parties agree in writing.

BACKGROUND TO THE OFFER

Shareholders are being asked to consider and, if deemed advisable, to approve by special resolution passed by two thirds of the votes cast at the Meeting, the purchase of the Renewable-Diesel Assets.  Management of the Company recommends that the purchase be approved by the shareholders as detailed below.

REASONS FOR RECOMMENDING THE PURCHASE

Over the past five years or more, it had been expected that revenue through licensing the Company’s intellectual property in the sector of asset optimization software licensing directly to customers and through the joint venture with GE would begin to grow, both strategically and financially.  Financial results were slower than anticipated, necessitating the broadening of technology offerings through the 2012 acquisition of Envision Online Media Inc., while seeking additional technology acquisition opportunities.

Management is now confident that the heightened level of activity in the clean technology industry generally and the specific opportunities within the renewable diesel fuel sector, through our purchase of the Renewable-Diesel Assets, better positions the Company to maximize growth potential and fund our operations through to profitability.

Following the purchase of the Renewable-Diesel Assets, the Company will continue in its traditional business of licensing best-in-class intellectual property, and improve its operational margin by reducing costs related to existing technology while giving greater focus to cleantech sector technology opportunities.  The Company will maintain service level requirements to existing customers by the continued transition over time of its non-core suite of technologies to third parties, thus enabling the Company to have a path to profitability from intellectual property licensing revenue with a lower cost base of operations.

Since 2006 when the Company sold ADB Systemer and European operations to focus its activity on GE Asset Manager LLC, the joint venture we established with GE in 2004, it was expected that the Company would reach profitability by licensing intellectual property to GE and its customers.  We also expected that the Company would be a steady performer in generating sales directly to new customers in North America through its suite of technology offerings that had been expanded through the intellectual property obtained from ADB Systemer. The Company also believed to could develop additional revenue growth by evolving the structure of technology licensing agreements to transaction based revenues.

From 2007 through 2012 the Company did not generate anticipated sales growth from technology licensing, nor were transaction based business models established.  Consequently, the Company has not achieved profitability.

THE POST-SALE STRUCTURE

Following the purchase of the Renewable-Diesel Assets, the Company would engage a technology license agreement with Cielo that earns a 50% share of the profits arising from commercialization of this intellectual property. The operating partner, Cielo, is committed to continued expansion of the production capacity of its renewable-diesel refinery operations and will be responsible for the costs and management of related operations using the Renewable-Diesel Assets. The Company is positioning to receive a growing revenue stream of licensing income, without the associated operating costs of the refineries that will come into production using the intellectual property that comprises the Renewable-Diesel Assets.

Licensing the intellectual property that comprises the Renewable-Diesel Assets is consistent with the Company’s historical practice of licensing best-in-class technology, with the enhanced economics of now including a transactional base to the underlying business model.  Revenues derived from licensing become a function of the number of litres of renewable-diesel fuel produced and sold on a daily basis by the licensee. The pilot plant currently produces at 50 litres per hour, with the next plant being commissioned by Cielo is at 700 litres per hour production.  The business plan of Cielo as the licensee of this intellectual property, includes the objective of creating six modular refineries before international expansion.  The recurring cash flows of each refinery are viewed by management as annuity-like transaction-based technology licensing revenue streams. The Company would be structured with a relatively low operating cost base in support of these licensing revenues.

The demand in Canada for renewable-diesel is driven in large part by government mandated use, within an industry does not currently have adequate domestic supply and resorts to the import of lower quality fuel. The Renewable-Diesel Assets represent the opportunity to create sustainable revenue streams supported by long term sales contracts.

The Renewable-Diesel Assets comprise unique intellectual property that has been created through a combination of trade secrets developed from engineered enhancements to licensed technologies (mechanical and chemical catalytic) within a small pilot production plant located in Red Deer, Alberta. The Renewable-Diesel Assets have proven to take waste oil, mixed with municipal solid waste such as house hold garbage, paper and wood, and process it effectively into synthetic diesel fuel. Engineered enhancements have resulted in further refinement into high quality ultra-low sulfur diesel. The asset value of the physical pilot plant is less than 10 percent of the value within the Renewable-Diesel Assets, most of the value is represented by the costs to develop the intellectual property that resulted from adapting the pilot plant into producing the desired quality of diesel fuel at a low variable cost of production.

Independent engineering reviews have concluded that the technology works and has noteworthy advantages related to its pressure-less, low temperature thermo catalytic de-polymerization. The technology operating conditions of this process does not warrant a capital intensive investment. Also, its simplicity coupled with low process energy consumption makes it an ideal technology for the small to medium producer in the production of fuels.

In summary, the Renewable-Diesel Assets can support the sequential creation of a number of smaller refineries that do not require significant investment in plant and equipment.  These modular plants can be commissioned within a few months’ time, close to waste feedstock secured with long term supply contracts, each one generating attractive operating margins. The steady growth in the number of modular plants, creates a substantial cumulative profit stream, of which 50% would be earned by the Company through its intellectual property licensing arrangement with Cielo.

Based upon the foregoing, Management and the Board of Directors of the Company recommend that shareholders vote in favor of approving the Asset Purchase Transaction and pass a resolution in the form set out below at Appendix “II”.  It is intended that the persons named in the accompanying form of proxy will exercise the voting rights attaching to the shares in respect of which they are appointed in favour of passing a special resolution authorizing the Asset Purchase Transaction in the absence of contrary instructions.

Related Party Disclosure

Don Allan, s director and executive officer of Cielo became an executive officer of the Company after negotiating the Agreement at arm’s length. Sale of assets to the Buyer may constitute a related party transaction within the meaning of Ontario Securities Commission (“OSC”) Rule 61-501 (the “OSC Rule”). The OSC Rule requires certain disclosure to be included in the information circular where a formal valuation and or minority approval are required. The Company has determined that the transaction does not qualify as a related party transaction since Mr. Allan was not a related party at the time the transaction was agreed to, and has only consented to act as a director of the Company to facilitate the operation of the Bio-Diesel Assets

Interest of Informed Persons - Votes to be excluded

The non-arm’s length shareholder of Cielo does not hold shares in the Company therefore no Common Shares of the Company will be excluded from voting as not being eligible to vote.

Valuation, Board Review and Approvals

The Asset Purchase Transaction has been reviewed and approved by the Board of Directors of the Company, with Mr. Allan abstaining from vote. The purchase price of up to $3,500,000 using the 5 day trailing average share price of $0.013, was determined by the Board of Directors to be a reasonable valuation in light of various alternatives available to the Company and the valuation amount will be confirmed by a third party valuator as part of due diligence acceptable to the Company. At the closing of the Asset Purchase Transaction, the Company will issue a minimum of 216,577,365 additional common shares (representing 92 percent of the issued and outstanding shares as at May 31, 2013 ) and up to a maximum transaction total of 268,269,673 additional common shares (representing 92 percent of the issued and outstanding shares of the Company at closing of the private placement, if the current convertible debenture private placement of $840,000 is fully subscribed and automatically converts into common shares of the Company at $0.015 per share as defined in the subscription agreement for the private placement offering) in the share capital of the Company at the closing of the Asset Purchase Transaction. As defined in the Ontario Securities Act, the Asset Purchase Transaction would result in the change in the control of the Company because Cielo would own more than 20 percent of the voting rights amongst the Company’s shareholders. After the closing of the Asset Purchase Transaction, Cielo would be holding 48 percent of the issued and outstanding shares in the Company on a non-diluted basis and its representation on the board of directors of the Company would be 2 directors within a board comprised of 5 directors. The Asset Purchase Transaction is also subject to TSX acceptance and other regulatory approvals.  Upon the completion of the Asset Purchase Transaction, while the Company intends to seek to keep the common shares listed and posted for trading on the TSX following Closing, the Transaction may require the Company to demonstrate how it meets the TSX’s original listing requirements at the Closing.  There can be no assurance that the Company will be able to demonstrate it meets the TSX’s original listing requirements.  On notice to the Company, the TSX may delist the Company’s common shares and, as a result, unless listed on another designated stock exchange, such common shares may cease to be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans, registered education savings plans, registered disability savings plans and tax-free savings accounts. Furthermore, if this were to occur, there can be no assurance that the common shares would be listed on another exchange following the Closing.

Pursuant to the listing rules of TSX, shareholders approval is required in the Asset Purchase Transaction, and the Company is seeking shareholder approval for the Asset Purchase Transaction because that this transaction would result in the issuance of greater than 25 percent of the number of shares currently outstanding on a non-diluted basis and change in control with a single shareholder holding more than 20 percent of the voting rights of the Company, as defined in the Ontario Securities Act;

It is intended that the persons named in the accompanying form of proxy will exercise the voting rights attaching to the shares in respect of which they are appointed in favor of passing a special resolution authorizing the Asset Purchase Resolution.

Dissent Rights

A registered Common Shareholder is entitled to dissent under section 185 of the OBCA and to be paid the fair value of such Common Shareholder’s Northcore Common Shares if such Common Shareholder properly dissents in respect of the Consolidation Resolution and the Consolidation becomes effective.

        A registered Common Shareholder who objects to the Consolidation Resolution and who wishes to exercise his or her right of dissent (a “Dissenting Shareholder”) must send to the Company’s legal counsel, Schwarz Law LLP, at 1984 Yonge Street, Toronto, Ontario M4S 1Z7, a written notice of such holder’s objection to the resolution (a “Notice of Objection”) prior to the Meeting or deliver a Notice of Objection to the Chairman or Corporate Secretary of Northcore at the Meeting.  In the Notice of Objection, you must indicate whether you are dissenting under the OBCA.

          Set out below is a summary of the provisions of the OBCA relating to dissent rights.  It is a summary only and is qualified in its entirety by the provisions of section 185 of the OBCA.  The provisions of the OBCA relating to dissent rights are technical and complex.  Common Shareholder wishing to avail themselves of their rights under those provisions should seek their own legal advice, as failure to comply strictly with the provisions of the OBCA may prejudice their right of dissent.  The text of section 185 of the OBCA is attached as Appendix “C” to this Circular.  In addition, the exercise of dissent rights may have tax consequences.  You should consult your tax advisor for information about these consequences.

         Section 185 of the OBCA provides that a Common Shareholder may only make a claim under such section with respect to all the shares of a class held by the Common Shareholder on behalf of any one beneficial owner and registered in the Common Shareholder’s name. One consequence of these provisions is that a Common Shareholder may only exercise the right to dissent in respect of NORTHCORE Common Shares that are registered in that Common Shareholder’s name.  In many cases, shares beneficially owned by a person are registered in the name of an intermediary or a clearing agency.  Accordingly, a non-registered Common Shareholder will not be entitled to exercise his or her right to dissent directly (unless the NORTHCORE Common Shares are re-registered in the non registered Common Shareholder’s name).  A non-registered Common Shareholder who wishes to exercise the right of dissent should immediately contact the intermediary with whom the non-registered Common Shareholder deals with in respect of his or her NORTHCORE Common Shares and either (i) instruct the intermediary to exercise the right to dissent on the non-registered Common Shareholder’s behalf (which, if the NORTHCORE Common shares are registered in the name of a clearing agency, would require that the NORTHCORE Common Shares first be re-registered in the name of the intermediary), or (ii) instruct the intermediary to re-register the NORTHCORE Common Shares in the name of the non-registered Common Shareholder, in which case the non-registered Common Shareholder would be required to exercise the right to dissent directly.

           The filing of a Notice of Objection does not deprive a Common Shareholder of the right to vote at the Meeting; however the OBCA provides, in effect, that a Common Shareholder who has submitted a Notice of Objection and who votes in favour of the NORTHCORE Consolidation Resolution will be deprived of further rights under section 185 of the OBCA.  A Common Shareholder, however, may vote as a proxyholder for another Common Shareholder whose proxy required an affirmative vote, without affecting the right of the proxyholder to exercise the dissent right in respect of his or her own NORTHCORE Common Shares.  The OBCA neither provides, and NORTHCORE will not assume, that a vote against the Consolidation Resolution or an abstention constitutes a Notice of Objection, but a Common Shareholder need not vote his or her NORTHCORE Common Shares against the Consolidation Resolution in order to dissent.  Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Consolidation Resolution does not constitute a Notice of Objection.  However, any proxy granted by a Common Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Consolidation Resolution, should be validly revoked in order to prevent the proxyholder from voting such NORTHCORE Common Shares in favour of the Consolidation Resolution and thereby causing the Common Shareholder to forfeit his or her right to dissent.

OBCA

         Under section 185 of the OBCA, within 10 days of the shareholder adopting the Consolidation Resolution, NORTHCORE is required to notify each Dissenting Shareholder in writing that the Consolidation Resolution has been adopted, unless the Dissenting Shareholder voted in favour of the Consolidation Resolution or has withdrawn such Dissenting Shareholder’s Notice of Objection.  The notice of adoption must set out the rights of the Dissenting Shareholder and the procedures to be followed to exercise those rights.  A Dissenting Shareholder shall, within 20 days after receiving notice of the adoption of the Consolidation Resolution, or if such Dissenting Shareholder does not receive such notice, within 20 days after such Dissenting Shareholder learns that the Consolidation Resolution has been adopted, send to NORTHCORE at the address set out above a written notice (the “Demand for Payment”) containing such Dissenting Shareholder’s name and address, the number of NORTHCORE Common Shares in respect of which such Dissenting Shareholder dissents and a demand for payment of the fair value of the NORTHCORE Common Shares hold by such Dissenting Shareholder.  Within 30 days of the sending of a Demand for Payment, the Dissenting Shareholder must send the certificates representing the NORTHCORE Common Shares in respect of which such Dissenting Shareholder dissents to NORTHCORE or Equity Transfer Services Inc., in its capacity as NORTHCORE’s transfer agent.  NORTHCORE or Equity Transfer Services Inc. will endorse thereon notice that the Dissenting Shareholder is a Dissenting Shareholder and will then return the share certificates to the Dissenting Shareholder.  After sending a Demand for Payment, a Dissenting Shareholder ceases to have any rights as a Common Shareholder other than the right to be paid the fair value of the NORTHCORE Common Shares held by such Dissenting Shareholder, except where (i) the Dissenting Shareholder withdraws its Demand for Payment before NORTHCORE makes an offer to the Dissenting Shareholder in accordance with OBCA; (ii) NORTHCORE fails to make an offer as hereinafter described and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the Consolidation Agreement is terminated; in which case such Dissenting Shareholder’s rights as a Common Shareholder are reinstated as of the date such Dissenting Shareholder sent the Demand for Payment.  Not later than seven days after the later of the Effective Date and the day NORTHCORE receives a Demand for Payment, NORTHCORE is required to send to each Dissenting Shareholder who has sent a Demand for Payment an offer to pay for NORTHCORE Common Shares of the Dissenting Shareholder in an amount considered by the Board of Directors to be the fair value thereof, determined as of the close of business on the day before the day on which the Consolidation Resolution was adopted, accompanied by a statement showing how the fair value was determined, or, if applicable, a notification that NORTHCORE is unable lawfully to pay Dissenting Shareholders for their NORTHCORE Common Shares.

         Every offer to pay for NORTHCORE Common Shares held by Dissenting Shareholders must be on the same terms and is to be paid by NORTHCORE within 10 days of the acceptance, but an offer to pay lapses if NORTHCORE has not received an acceptance thereof within 30 days of making the offer to pay.  If an offer to pay is not made by NORTHCORE or if a Dissenting Shareholder does not accept an offer to pay, NORTHCORE may within 50 days after the Effective Date, or with such further period as the Ontario Superior Court of Justice (the “Ontario Court”) may allow, apply to the Ontario Court to fix a fair value for the NORTHCORE Common Shares of any Dissenting Shareholder.  At the present time, NORTHCORE does not intend to apply to the Ontario Court to fix a fair value for the NORTHCORE Common shares.  If NORTHCORE fails to apply to the Court, a Dissenting Shareholder may apply to the Ontario Court for the same purpose within a further period of 20 days or within such further period as the Ontario Court may allow.

         Before making an application to the Ontario Court, or not later than seven days after receiving notice of an application to the Ontario Court by a Dissenting Shareholder, as the case may be, NORTHCORE shall give to each Dissenting Shareholder who, at the date upon which the notice is given (a) has sent to NORTHCORE a Demand for Payment and (b) has not accepted the offer to pay made by NORTHCORE notice of the date, place and consequences of the application and of such Dissenting Shareholder’s right to appear and be heard in person or by counsel.  A similar notice shall be given to each Dissenting Shareholder who, after the date of such first mentioned notice and before the termination of the proceedings commenced by the application, satisfies the conditions in (a) and (b) above within three days after such Dissenting Shareholder satisfies such conditions.  All Dissenting Shareholders who satisfy the conditions in (a) and (b) above shall be deemed to be joined in the application on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and such Dissenting Shareholders are bound by the decision rendered by the Ontario Court, the Ontario Court may determine whether any other person is a Dissenting Shareholder who should be joined as a party and the Ontario Court is to fix a fair value for the NORTHCORE Common shares of all Dissenting Shareholders.

         A Dissenting Shareholder who dissents but elects to receive the fair value of such Dissenting Shareholder’s NORTHCORE Common Shares and does not accept the offer to pay made by NORTHCORE, or if the offer to pay lapses and NORTHCORE has not received an acceptance thereof, will be bound to accept the amount determined by the Ontario Court to be the fair value of the NORTHCORE Common Shares even if such an amount is lower than the amount offered by NORTHCORE.

6. AMENDMENT OF ARTICLES TO CHANGE THE NAME OF THE COMPANY

Shareholders are being asked to consider and, if deemed advisable, pass a special resolution in the form set out below at Appendix “III” authorizing a change of name of the Company from Northcore Technologies Inc. to“Cielo Technologies Inc.” or such other name as may be determined by the Board of Directors to appropriately reflect the post-transaction structure and business environment of the Company. A special resolution is a resolution passed by two-thirds of the votes cast on such resolution and at a duly-constituted meeting of the shareholders of the Corporation. Accordingly, Management of the Corporation and the Board of Directors recommend that shareholders vote in favour of passing a special resolution implementing such a change of name. It is intended that the person named in the accompanying form of proxy will exercise the voting rights attaching to the shares in respect of which they are appoint in favour of passing a special resolution authorizing the change of name in the absence of contrary instructions.

7. AMENDMENTS TO STOCK OPTION PLAN

The Company uses its stock option incentive plan (the “Plan”) to retain quality employees. This is an effective means of providing performance incentives to directors, employees and members of the management team and form an important component of employee and management compensation.

The Management Resources and Compensation Committee of the Board of Directors recommend an increase in the options available under Plan to 15 percent of the outstanding shares of the Company after the issuance of shares for the acquisition of Renewable-Diesel Assets equal to 32,000,000 (pre-consolidation) options, bringing the total options pool to 67,000,000 (pre-consolidation) from 35,000,000 (pre-consolidation). Shareholders have previously authorized the pool to be as high as 16 percent of the outstanding share capital. In this regard, shareholders are being asked to consider and, if deemed advisable, to pass, with or without variation, a resolution, the text of which is attached as Appendix IV herewith, authorizing the maximum number of common shares to be granted under the Plan.

8. OTHER BUSINESS

As of the date of this Management Information Circular, the management of the Corporation knows of no matters to come before the Meeting other than the matters referred to in the Notice of Meeting.  If any other matters should properly be brought before the Meeting, the enclosed proxy confers discretionary authority to vote on such other matters according to the best judgment of the person holding the proxy at the Meeting.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLES

The following table provides a summary of compensation earned during the most recently completed fiscal year by the Company’s Named Executive Officers (“NEOs”). The Company’s NEOs, as at the end of 2012, were our Chief Executive Officer, Chief Operating Officer and Chief Financial Officer.
					Awards		Payouts
	Annual Compensation					Restricted
					Options/	Shares or
				Other Annual	SARs	Restricted	LTIP	All Other
		Salary	Bonus	Compensation	Granted	Share Units	Payout	Compensation
Name And Principal Position	Year	($)	($)	($)(1)	(#)	($)	($)	($)

Amit Monga (CEO) (Until Nov 2012)	2012	70,000	Nil	Nil	1,250,000	Nil	Nil	Nil
(From June 1)	2011	105,000	Nil	Nil	2,900,000	Nil	Nil	Nil
Duncan Copeland (From January 1 to May 31)	2011	12,500	Nil	Nil	300,000	Nil	Nil	Nil
	2010	30,000	Nil	Nil	1,000,000	Nil	Nil	Nil

Jim Moskos (COO)	2012	200,000	Nil	12,000	1,000,000	Nil	Nil	Nil
	2011	200,000	Nil	12,000	850,000	Nil	Nil	Nil
	2010	200,000	Nil	12,000	1,350,000	Nil	Nil	Nil

Tam Nguyen (CFO)	2012	110,000	Nil	12,000	400,000	Nil	Nil	Nil
	2011	100,000	Nil	12,000	300,000	Nil	Nil	Nil
	2010	100,000	Nil	12,000	700,000	Nil	Nil	Nil

(1)	The Company’s provision of automotive related expenses.

THE FOLLOWING TABLE SETS FORTH INFORMATION CONCERNING SHARES AND OPTION OWNERSHIP OF EACH OF CURRENT DIRECTORS AND OFFICERS AS AT THE END OF THE MOST RECENTLY COMPLETED FINANCIAL YEAR
Name	Number of Common Shares Owned (1)	Number of Common Underlying Options (2) Exercisable/ Unexercisable	Range of Exercise Prices of Options	Range of Expiration Dates of Options	Percentage of Common Shares Beneficially Owned (3)

Jim Moskos	389,937	3,296,664/333,336	$ 0.085 - $ 0.315	03/11/14 - 03/19/17	*

Christopher Bulger	1,003,229	2,670,000/ -	$ 0.090 - $ 0.20	03/11/14 - 03/19/17	*

Ryan Deslippe	-	1,100,000/ -	$ 0.085 - $ 0.315	05/30/16 - 03/19/17	-

* Represents less than 1 percent.

1.
Represents shares owned beneficially by the named individual other than those shares, which may be acquired under our Company's option plans.  Unless otherwise noted, all persons referred to above have sole voting and sole investment power.

2.	Includes all shares which the named individual has the right to acquire under all vested and unvested options and warrants granted to such individual under the Company's option plan.

OPTION/SAR GRANTS DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR TO NEOs
Name	Securities, Under Options/SARs Granted (#)	Per cent of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of the Grant ($/Security)	Expiration Date

Amit Monga, Ex CEO1	1,250,000	23%	$ 0.085	$ 0.085	03/19/2017
Jim Moskos, COO	1,000,000	19%	$ 0.085	$ 0.085	03/19/2017
Tam Nguyen, CFO	400,000	7%	$ 0.085	$ 0.085	03/19/2017

AGGREGATED OPTION/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION/SAR VALUES
Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)(2)	Unexercised Options/SARs at FY-End Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/SARs at FY-End ($) Exercisable/ Unexercisable
Jim Moskos, COO	Nil	Nil	3,296,664/333,336	Nil
Tam Nguyen, CFO	Nil	Nil	1,466,664/133,336	Nil
(1) Resigned from the Board in November 2012.
(2) Aggregate value realized is calculated as the difference between market value at exercise and the exercise price.

Compensation of Directors

For the 2012 financial year, directors received no cash payment as fees for meetings of the Board or Committees of the Board, which they attend, and no cash payments as fee for the signing of any resolution of directors or documents on behalf of the Company.  All directors are reimbursed for reasonable out-of-pocket travel and other expenses incurred by them in attending meetings of the Board or Committee meetings.

The Management Resources and Compensation Committee is responsible for recommendations to the Board regarding the granting of incentive stock options to directors to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.

The following table provides a summary of the option grants to outside directors during the fiscal year ended December 31, 2012, which were not included in the summary compensation table above.

STOCK OPTION GRANTS TO OUTSIDE DIRECTORS DURING THE FISCAL YEAR ENDED DECEMBER 31, 2012
Name	#Options Granted	Price CDN$	Date of Grant	Expiry Date of Option
Christopher Bulger	400,000	$ 0.085	March 20, 2012	March 19, 2017
Ryan Deslippe	100,000	$ 0.085	March 20, 2012	March 19, 2017

During the 2012 financial year, Mr. Bulger, Chairman of the Board, received $57,500, cash compensation for acting as Chair of the Board and Audit Committee.

Directors and Officers Liability Insurance

The Company currently maintains Directors and Officers liability insurance in the amount of $5,000,000 in the aggregate for the term May 1, 2012 to May 1, 2013. All directors are entitled to full reimbursement for director liability without deduction. There is a deductible of $150,000 for each claim against the Company out of which the claim for reimbursement by individual directors arises. The aggregate annual premium for the policy is approximately $47,000.

COMPOSITION OF MANAGEMENT RESOURCES AND COMPENSATION COMMITTEE

The members of the Company’s Management Resources and Compensation Committee (the "MRCC") were Ryan Deslippe (Chairman), Christopher Bulger, and Marvin Igelman, all of whom were directors of the Company. Mr. Igelman resigned from the Board and all of its Committees effective December 3, 2012 and was replaced by Michael Smith.

Report on Executive Compensation

The Committee is responsible for: (a) recommendations to the Board regarding the appointment or removal of executives officers, reviewing the performance of executive officers and fixing their compensation; and (b) establishing incentive policies for the Company and overseeing its stock option plan. The Committee also reviews other compensation, performance, and succession matters within the Company from time to time, including the compensation of directors. The Committee approves the design of, assesses the effectiveness of, and administers executive compensation programs in support of compensation policies.

The Committee is responsible for implementing a compensation program that furthers the Company's objectives. The program includes the review and implementation of programs with respect to: (a) total compensation which strengthens the relationship between pay and performance; and (b) compensation opportunities that enhance the Company's ability to attract, retain and encourage the development of knowledgeable, experienced and capable management and employees.

Salaries

Base salaries for executive positions are determined in relation to the person's duties and responsibilities, the skill and knowledge required for such position and competitive market rates. Base salaries are targeted at competitive levels and are adjusted by the Committee to recognize varying levels of responsibility, prior experience, knowledge, performance and the market rates for such individuals.

Short-Term Incentives

Except for sales employees, who may be entitled to a bonus based on the achievement of revenue targets, stock options are the only incentive compensation for executives and employees of the Company (see "Long-Term Incentives" below).

Long-Term Incentives

Long-term incentives in the form of stock options are provided to directors, officers and employees, to address the Company's goals of attracting and retaining capable management and employees and providing total compensation competitive with the Company's competitors. The use of stock options is designed to create shareholder value over the long-term by encouraging equity ownership in the Company by such persons.

When awarding long-term incentives, the Committee considers levels of responsibility, skills and knowledge, prior experience and individual performance criteria.

Submitted on behalf of the Committee.

Ryan Deslippe (Chairman)
T. Christopher Bulger
Michael Smith

PERFORMANCE GRAPH

The following performance graph shows the cumulative return over the five-year period ending December 31, 2012 for Northcore common shares compared to the S&P/TSX Composite Index. The table shows what a $100 investment in Northcore’s common shares and in the index, as at December 31, would be worth in each of the past five years. The stock price performance on the graph below is not necessarily indicative of future price performance.

December 31,	2008	2009	2010	2011	2012
S&P/TSX Composite Index1	$ 100.00	$66.26	$86.42	$99.10	$88.13
NTI Common Shares2	$ 100.00	$150.00	$250.00	$120.00	$130.00

REPORT OF THE AUDIT COMMITTEE

  The members of the Company’s Audit Committee were Christopher Bulger (Chairman), Ryan Deslippe and Marvin Igelman. Mr. Igelman resigned from the Board and all of its Committees effective December 3, 2012 and replaced by Michael Smith.

Further information regarding the Company’s Audit Committee including the Composition of the Audit Committee, pre-approval policies and procedures and external auditor service fees may be found in the section entitled “Audit Committee Information” under Item 6. section C.1. in the Company’s Annual Report on Form 20-F for the year ended December 31, 2012 (the “Form 20-F”). A copy of the Audit Committee Charter is also included as Exhibit 4.26 to the Form 20-F. The Company’s Form 20-F is available on SEDAR at www.sedar.com and can be obtained from the Company by contacting us at 302 The East Mall, Suite 300 Toronto, Ontario M9B 6C7.

The Audit Committee has reviewed and discussed the audited financial statements of the Company with management and its independent auditors. Based on such review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be approved and included in the Company’s Annual Report for the fiscal year ended December 31, 2012, which has been filed with regulators on SEDAR and under Form 6-K with the Securities and Exchange Commission on EDGAR.

——————————————
1 The Toronto Stock Exchange Total Return index assumes dividend reinvestment.
2 Assumes $100 invested in Common Shares of NTI on December 31, 2007.  Values are as at December 31, 2007, 2008, 2009, 2010 and 2011.

Submitted on behalf of the Audit Committee.

T. Christopher Bulger (Chairman)
Ryan Deslippe
Michael Smith

AUDIT COMMITTEE FINANCIAL EXPERT

           The Company’s Board of Directors has determined that it has at least one audit committee financial expert serving on the Audit Committee.  The Board of Directors has determined that Mr. Bulger is a financial expert.

INDEBTEDNESS OF DIRECTORS, EXECUTIVE OFFICERS AND SENIOR OFFICERS

No person who is, or at anytime during the most recently completed financial year was, a director, executive officer or senior officer of the Company or any proposed management nominee for election as a director of the Company, or any associate of any such director, officer or proposed management nominee is or has been indebted to the Company at any time during the last completed financial year.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLAN

The following table provides information on the Company’s equity compensation plan as of May 31, 2013.
Equity Compensation Plan Approved By Shareholders	Number of Common Shares to be Issued Upon Exercise of Outstanding Options (the percentage of the issued and outstanding share capital) (a)	Weighted-Average Exercise Price of Outstanding Options (b)
Number of Common Shares
remaining Available for Future
Issuance Under Equity
Compensation Plans (Excluding
Shares reflected in column (a)
(the percentage of the issued and
outstanding share capital)

(c)

Total as at May 31, 2013	25,157,004 (10.75% of the 234,625,479 total shares issued and outstanding)	$0.18	7,493,999 (3.2% of the 234,625,479 total shares issued and outstanding)

Stock Option Plan

The Plan, which was approved by shareholders on May 15, 1996, as amended (see below for details of amendments), currently provides that options may not be granted to purchase more than 35,000,000 common shares. Since the inception of the Plan, the Company has issued 2,348,997 common shares upon exercising of option under the Plan. The Plan provides for the issuance of stock options to directors, officers and full time employees of the Company and its subsidiaries or any other person engaged to provide ongoing services to the Company which may expire as much as 10 years from the date of grant, at prices not less than the fair-market value of the common shares on the date of grant.

The maximum percentage, if any, of securities under each arrangement available to insiders of the Company are limited as follows:

(a) The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10 percent of issued and outstanding securities; and
(b) The number of securities issued to insiders, within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities.

The Plan is administered by a Committee of the members of the Board of Directors who are charged with determining: the times when options will be granted and exercisable (including vesting provisions, if any); the option price; and the term of options up to a maximum of 10 years. Entitlements under the Plan expire upon termination of employment and in the case of death, grants of options are exercisable by the legal personal representative of a deceased option holder within three months of death. Grants of options under the Plan are not assignable.

Shareholder approval will be required in the case of: (i) any amendment to the amendment provisions of the Plan; (ii) any increase in the maximum number of Shares issuable under the Plan; (iii) any change in the insider participation limit; and (iv) any reduction in the exercise price or extension of the option period benefiting a participant, including an insider, in addition to such other matters that may require shareholder approval under the rules and policies of TSX.

The Board has the authority to make the following amendments to the Plan, without requiring shareholder approval:
a.	amendments of a “housekeeping” nature;
b.	a change to the vesting provisions of options granted pursuant to the Plan; and
c.	a change to the termination provisions of options granted under the Plan which does not entail an extension beyond the original expiry date.

All other amendment to the Plan or entitlements granted pursuant to the Plan will require the approval of the Company’s shareholders.

Summary of Stock Option Plan Amendments

On May 15, 1996, the shareholders approved the stock option plan that allowed the Company to grant options to purchase no more than 1,500,000 common shares.

On June 2, 1998, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan by 600,000 to 2,100,000.

On May 3, 1999, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan by 2,861,168 to 4,961,168.

On May 16, 2000, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to be 16 percent of the issued capital of the Company or 8,700,000 common shares of the Company.

On September 12, 2001, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to 10,700,000 being 14 percent of the issued capital of the Company following the acquisition of NORTHCORE Systemer ASA in Norway. Also, on this date, the shareholders approved a consolidation of the issued shares of the Company on a one-for-two basis. As a result, the maximum number of common shares to be granted under the Plan was amended to 5,350,000 from 10,700,000.

On June 4, 2009, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to 10,350,000 being seven and half percent of the issued capital of the Company as at March 31, 2009, an increase of 5,000,000 options from the existing option pool of 5,350,000 options.

On June 28, 2010, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to 16,550,000 being 10 percent of the issued capital of the Company, an increase of 6,200,000 options.

On April 26, 2011, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to 26,550,000 being 14 percent of the issued capital of the Company, an increase of 10,000,000 options.

On June 6, 2012, the shareholders approved an increase in the maximum number of common shares to be granted under the Plan to 35,000,000 being approximately 15 percent of the issued capital of the Company, an increase of 8,450,000 options.

INTERESTS OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There have been no transactions since the beginning of the Company's last completed financial year or any proposed transaction which have materially affected or would materially affect the Company in which any director or senior officer of the Company, any proposed management nominee for election as a director of the Company, any person or company who owns of record, or is known by the Company to own beneficially, directly or indirectly, more than 10 percent of any class of securities of the Company, or any associate or affiliate of any of the foregoing persons or companies has a direct or indirect interest.

CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Company believe that sound corporate governance practices are important to the performance of the Company.  Appendix “V” attached hereto sets out the corporate governance practices and polices of the Company, with reference to the best practices guidelines set out in National Policy 58-201 - Corporate Governance Guidelines of the Canadian Securities Administrators.  Appendix “VI” to this Circular sets out the Terms of Reference of the Company’s Board of Directors.

The Corporate Governance Committee of the Company consists of Marvin Igelman (Chairman), Christopher Bulger and Ryan Deslippe. All of whom were directors of the Company. The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the Company’s governance guidelines. The Committee also oversees the process for nominations to the Board of Directors and assesses the overall effectiveness of the Board. Mr. Igelman resigned from the Board and all of its committees effective December 3, 2012. The Committee appointed Michael Smith subsequently.

SHAREHOLDER PROPOSALS FOR NEXT ANNUAL MEETING

The final due date by which the Company must receive shareholder proposals for inclusion in the management information circular and proxy for the 2014 annual meeting of Shareholders of the Company is December 31, 2013.
ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com. Additional financial information is provided in the annual comparative financial statements for the fiscal year ended December 31, 2012, the notes appended thereto and in the Management's Discussion and Analysis for the fiscal year ended December 31, 2012 which are included in the Company’s 2012 Annual Report. Copies of the 2012 Annual Report, Form 20-F and any documents incorporated by reference in this Management Information Circular, can be obtained upon request to the Company or by going to SEDAR at www.sedar.com. The Company may require payment of a reasonable charge if the request is made by a person or company who is not a shareholder of the Company.

The Board of Directors of the Company has approved the contents of this Management Information Circular and the mailing of same on or about June 13, 2013 to shareholders of record on June 13, 2013, to each director of the Company and to the auditors of the Company.

DATED at Toronto, Ontario this 18th day of June 2013.

BY ORDER OF THE BOARD

“Don Allan”
Chief Executive Officer

APPENDIX “I”

RESOLUTION OF THE SHAREHOLDERS FOR CONSOLIDATION OF SHARE CAPITAL OF THE
COMPANY

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

a)
the Company be and it is hereby authorized to consolidate all of its issued Common Shares without par value on the basis of up to twenty (20) pre-consolidation Common Shares without par value being consolidated into one (1) Common Share without par value;

b)	if, as a result of the Share Consolidation, any fractional Common Shares resulting from the Share Consolidation will be rounded down to the nearest whole number;

c)
any director or officer of the Company be and is hereby authorized and directed on behalf of the Company to sign and deliver all documents and to do all things necessary and advisable in connection with the foregoing;

d)
notwithstanding the approval of the proposal to consolidate the issued share capital of the Company, the directors of the Company be and they are hereby authorized without further approval of the Shareholders to revoke the resolution consolidating the issued share capital of the Company before it is acted upon if the directors deem it would be in the best interests of the Company; and

e)
notwithstanding the approval of the proposal to consolidate the issued share capital of the Company, the directors of the Company be and they are hereby authorized without further approval of the Shareholders to modify, vary or amend such terms and conditions in respect of the Share Consolidation as may be required by the regulatory authorities having jurisdiction or as the board of directors may in its sole discretion deem in the best interests of the Company, and the directors are further authorized to abandon such transactions and matters, in whole or in part.

APPENDIX “II”

RESOLUTION OF THE ISSUANCE OF COMMON SHARES OF THE COMPANY IN CONSIDERATION
FOR THE PURCHASE OF INTELLECTUAL PROPERTY ASSETS FROM CIELO GOLD
CORPORATION

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1.
the acquisition of the assets, licenses, agreements, and trade secrets of Cielo Gold Corporation related to its Blue Horizon renewable-diesel fuel intellectual property and demonstration plant (the “Renewable-Diesel Assets”) is hereby authorized and approved;

2.
the issuance to Cielo Gold Corporation of common shares in Northcore Technologies Inc. representing 48 percent of the ownership of the Company, in connection with the closing of the asset purchase transaction, be and is hereby authorized and approved (the “Asset Purchase Transaction”);

3.
the directors and officers of the Company are authorized and directed, acting for, in the name of and on behalf of the Company, to execute or cause to be executed, under the seal of the Company or otherwise, and to deliver or to cause to be delivered, all such documents, agreements and instruments, file such forms, seek such approvals, and to take such steps as may be necessary or advisable in order to carry out the intent of this resolution and the matters authorized hereby, and to give effect to the sale of shares;

4.
the directors and officers of the Company are hereby authorized to take any and all such actions as in their discretion they deem necessary or advisable to effectuate the intent of the foregoing resolutions including transition of historical assets for increased focus over time on Renewable-Diesel Assets; and

5.
notwithstanding that this resolution has been duly authorized and approved by the shareholders of the Company, the directors of the Company are hereby authorized and empowered to revoke this resolution in whole or in part at any time prior and abandon the proposed transaction, subject to the rights of third parties, without further approval of the shareholders of the Company.

APPENDIX “III”

SPECIAL RESOLUTION APPROVING THE NAME CHANGE

BE IT RESOLVED THAT AS A SPECIAL RESOLUTION THAT:

1.
the Articles of the Company be amended to change the name of the Company from Northcore Technologies Inc. to “Cielo Technologies Inc.” or such other name as may be determined, and approved by the Board of Directors of the Company;

2.
the directors and officers of the Company are authorized to file such forms, seek such approvals, and take such steps as may be necessary or advisable to give effect to the name change, including the filing of the Articles of Amendment;

3.
the directors and officers of the Company are hereby authorized to take any and all such actions as in their discretion they deem necessary or advisable to effectuate the intent of the foregoing resolutions; and

4.
Notwithstanding that this resolution has been duly authorized and approved by the shareholders of the Company, the directors of the Company are hereby authorized and empowered to revoke this resolution in whole or in part at any time prior to the endorsement by the Director appointed under the Business Corporations Act (Ontario) of a certificate of amendment of articles giving effect to the foregoing amendment to the Articles of the Company, without further approval of the shareholders of the Company

APPENDIX “IV”
RESOLUTION OF THE SHAREHOLDERS FOR AN INCREASE IN THE NUMBER OF STOCK
OPTIONS ISSUABLE PURSUANT TO THE COMPANY’S STOCK OPTION PLAN AND
AMENDEMENTS TO STOCK OPTION PLAN

BE IT RESOLVED THAT:

a)
an amendment in the stock option plan of the Company (the "Plan") to increase the aggregate number of stock options reserved for issuance under the Plan from 35,000,000 to 67,000,000, representing approximately 15 percent of the common shares outstanding after the asset purchase transaction, is hereby ratified, confirmed and approved subject to applicable regulatory approval;

b)
all options outstanding under the Company’s Plan or any previous form of stock option plan shall remain valid and outstanding and be governed by the terms of the applicable previous form of stock option plan as it existed when the options were granted;

c)
any director or officer is hereby authorized to execute and deliver all such deeds, documents and other writings and perform such acts as may be necessary in order to give effect to the adoption of the Plan and the Board of Directors of the Company from time to time, be authorized to grant options in the capital stock of the Company pursuant to and in accordance with the provisions of the Plan so adopted;

d)
notwithstanding the approval of the shareholders of the Company as herein provided the Board of Directors of the Company, may, in its sole discretion, at any time suspend or terminate the Plan or revoke this resolution before it is acted upon, without further approval of the shareholders of the Company;

APPENDIX “V”

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Canadian Securities Administrators Corporate Governance Guidelines		Northcore’s Corporate Governance Practices and Procedures
1. 2.

COMPOSITION OF BOARD OF DIRECTORS
A majority of the directors of the Board   should be independent. If a majority of directors are not independent, describe what the Board does to facilitate its exercise of independent judgment in carrying out its responsibilities.

If a director is presently a director of any other reporting issuer, identify both the director and the other issuer

MEETING OF INDEPENDENT DIRECTORS
The independent directors should hold regularly scheduled meetings at which non-independent directors and members of management are not in attendance.

The chair of the board should be an independent director.

The Company’s Board of Directors (the “Board”) is composed of five directors and three out of five directors are independent directors (those independent from management or any significant controlling shareholders). The independent directors are: Messrs. Ryan Deslippe, Doug MacKenzie and Michael Smith. Don Allan and Christopher Bulger, the CEO and CFO respectively, of the Company, are the related directors.

The Board consists of a majority number of independent directors and will be able to exercise independent judgment in carrying out its responsibilities.

Disclosure of directorships of other reporting issuers currently held by the Company’s directors is set out in the director biographic summaries included on pages 4, 5 and 6 of this Circular.

The independent directors meet without the non-independent directors and members of management on an as required basis. Meetings of the independent directors are generally held in conjunction with regularly scheduled Board meetings. Since the beginning of the issuer’s most recently completed financial year the independent directors have met four times.

The directors have appointed Mr. Bulger, to continue to serve as the Chair of the Company until an independent successor is appointed.

3.	BOARD MANDATE The Board should adopt a written mandate in which it explicitly acknowledges responsibility for the stewardship of the issuer.

The Board’s written mandate is contained in the Company’s Terms of Reference of the Board of Directors that is attached as Appendix “VI”. These Terms of Reference specifically acknowledge the stewardship responsibility of the Board.

The primary responsibilities of the Board are:

• Strategic Planning and Managing Risk
• Succession Planning and appointment of Senior Management
• Effective communication to stakeholders and the public
• Integrity and Internal Controls.

4.
POSITION DESCRIPTIONS
The Board   should develop clear position descriptions for the chair of the Board
and the chair of each Board   committee. In addition, the Board   should develop a
clear position description for the CEO. The Board   should also develop or approve
the goals and objectives that the CEO must meet.

The Corporate Governance Committee is responsible for working with management of the company to develop position descriptions for both the CEO and Chair of the Board. To delineate the role and responsibilities of each of the CEO, the Chair of the Board, and chairs of each of the committees, the Board has adopted the following written position descriptions, which are set out in the Terms of Reference of the Board of Directors. The responsibilities of the Chairman of the Board include presiding over Board   meetings, assuming principal responsibility for the Board’s operation, and ensuring that Board functions are effectively carried out. The responsibilities of the Chief Executive Officer include overseeing the management of the day-to-day operations of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets. The responsibility of the Chair of each of the Board Committees is to set meeting agendas, schedule committee meetings when required or appropriate and report on the activities of the committee to the Board.  The Corporate Governance Committee reviews and approves the position descriptions and will measure the performance of the Chairman of the Board and the CEO against the objectives set out.

5.
ORIENTATION AND CONTINUING EDUCATION
The Board should ensure that all new directors receive a comprehensive orientation. All new directors should understand the nature and operation of the issuer’s business. The Board should provide continuing education opportunities for all directors.

The Company’s orientation and education program for new directors is administered by the Chair of the Board and Corporate Secretary, with direction from the Corporate Governance Committee.  All new Board members are invited to tour the offices of the Company and meet directly with management prior to joining the Board.  In addition, directors may be provided with a record of minutes from previous directors meetings, a copy of each Committee’s charter, press releases, annual reports and marketing materials.

In addition, the Board and Committees receive updates from in-house and external legal counsel, as necessary, with respect to applicable regulatory or other requirements relating to responsibilities of members of the Board or its respective committees. On an ongoing basis, the Board and Committees are provided with updates from management and in-house legal counsel relating to specific aspects of the Company’s business or to learn about the latest trends in governance issues.

6.
CODE OF BUSINESS CONDUCT AND ETHICS
The Board should be responsible for monitoring compliance with the code.

The Board must ensure that directors exercise independent judgment in considering transactions and agreements in which a director or executive officer has a material interest.

The Board should take steps to encourage and promote a culture of ethical business conduct.

The Board has adopted and is responsible for monitoring compliance with the Code of Business Conduct and Ethics. Each year the Corporate  Governance Committee is mandated to approve the processes for administering the Code and to review with management the results of their assessment of the Company’s compliance with the Code.

The Code of Business Conduct and Ethics outlines the expectations of directors when considering transactions and agreements in which they have a material interest.

Northcore is committed to the highest standards of ethical and professional business conduct. The Board and management have worked together to establish the following additional policies and procedures to ensure that the Company’s business is conducted in accordance with proper ethical standards and in compliance with all relevant laws and regulations:

• Code of Business Conduct and Ethics
• Disclosure Policy
• Whistleblower Policy

The Board believes it has taken the necessary steps to promote a culture of ethical business conduct.

7.	NOMINATION OF DIRECTORS The Board should appoint a nominating committee composed entirely of independent directors.

The Company does not have a separate nominating committee, but the Corporate Governance Committee is responsible for proposing and reviewing Board nominations.  The Corporate Governance Committee is comprised entirely of independent directors.

The Corporate Governance Committee is mandated to review annually the competencies, skills and personal qualities of candidates to be considered for nomination to the Board. In selecting nominees as new directors, the Corporate Governance Committee will assess the ability to contribute to the effective management of the Company, taking into account the needs of the Company and the individual’s background, experience, perspective, skills and knowledge that is appropriate and beneficial to the Company. In addition, the Corporate Governance Committee will ensure that the Board will comply with any applicable requirements of the Business Corporation’s Act (Ontario), the Toronto Stock Exchange and the Over-the-Counter Bulletin Board on which Northcore’s shares are traded and any applicable regulatory authorities. The Committee will also consider the application of any applicable stock exchange guidelines or recommendations regarding the composition of the Board.

8.	COMPENSATION The Board should appoint a compensation committee composed entirely of independent directors.

The Company’s Management Resources and Compensation Committee is composed entirely of independent directors and is responsible for reviewing the compensation of the Company’s directors and officers.

The Management Resources and Compensation Committee Charter includes responsibility to establish performance objectives for the CEO and Chair and to make recommendations to the Board   with respect to the appropriate compensation level based on their evaluation of their performance in light of those goals. The Committee is also responsible for the appointment and compensation of other senior management and incentive and equity based plans for all employees.

The Company grants directors incentive stock options to encourage their serving on the Board and Committees, to afford them the opportunity to be compensated properly, and to provide them with an equity stake in the Company.  For details on the compensation of directors please see the section titled “Compensation of Directors” in the Company’s Management Information Circular dated June 14, 2013.

9.	OPERATIONS OF THE BOARD OF DIRECTORS Identify the standing committees of the Board other than the audit, compensation and nominating committees, and describe their function.

There are no other standing committees of the Board other than the following three committees appointed by the Board:

  The Audit Committee
  The Management Resources and Compensation Committee
  The Corporate Governance Committee
a) The Audit Committee, all of whose members are unrelated, meets with Management and the Company's auditors on a periodic basis, before the release of quarterly results and before submission of the Company's annual financial statements to the Board. The Committee is responsible for the review and assessment of the audit practices and internal controls of the Company, inquiry of the auditors as to cooperation in access and disclosure by Management and the ultimate approval of the Company's annual financial statements for submission to the Board and to the shareholders.
b)  The Management Resources and Compensation Committee, all of whose members are unrelated, is responsible for recommendations to the Board regarding the appointment or removal of executive officers, reviewing the performance of the executive officers and fixing their compensation. The committee is also responsible for administering the stock option plan of the Company and ensuring that salary and benefit programs are continuously suitable for acquiring, retaining and motivating employees.
c) The Corporate Governance Committee, all of whose members are unrelated, oversees the implementation of the Company’s governance guidelines. The Committee also oversees the process for nominations to the Board of Directors and assesses the overall effectiveness of the Board.

10.	REGULAR BOARD ASSESSMENTS The Board, its committees and each individual should be regularly assessed with respect to their effectiveness and contribution.

Each committee is mandated to evaluate the effectiveness of its performance, each of its members and the adequacy of its respective committee charter. The Corporate Governance Committee is mandated to assess the performance of the Board and is currently in the process of establishing an annual Director peer evaluation survey to satisfy itself that the Board   is performing effectively.

APPENDIX “VI”

TERMS OF REFERENCE OF THE BOARD OF DIRECTORS

I. STEWARDSHIP OF THE COMPANY AND BOARD RESPONSIBILITIES

•
The Board of Directors (the “Board”) is responsible for overseeing and directing the affairs of Northcore Technologies Inc. (the “Company”) in the best interests of all shareholders in conformity with all applicable legal, accounting and reporting requirements. To discharge this responsibility, the Board is obligated by the Business Corporations Act (Ontario), to supervise the management of the business and affairs of the Corporation.

•	Directors have a duty under corporate law to exercise independent judgment and to always make decisions with the best interests of the Company in mind.

The following are the primary and specific responsibilities and duties of the Board of Directors:

1.	Strategic Planning

    The Board is responsible for approving the long-term goals of the Company and for ensuring that a strategic planning process is adopted to achieve these goals. The Board participates in and considers strategic planning and associated business risks, and if deemed appropriate, adopts plans developed by Management. Management has primary responsibility for developing such strategic plans. These plans should result in the Company achieving its long-term goals and should strike an appropriate balance between shore and long-term considerations. The Board is charged with monitoring and evaluating management’s successes in implementing these plans.

2.	Risk Management

    The Board is responsible for ensuring that the risks, which impact the Company’s business, are regularly identified and understood. The Board must ensure that the appropriate systems are implemented to monitor and manage these risks for the benefit of long-term viability of the Company.

       The Audit Committee of the Board of Directors shall meet regularly to monitor and review financial risks and to assess the practices and policies of external auditors.

3.	Succession Planning and Senior Management

The Board takes responsibility for appointing those members of senior management who become officers of the Company. Management of the Company makes recommendations to the Board as to various senior management positions for their consideration and appointment.

    The Board approves the CEO’s strategic plan and regularly monitors the performance of senior management against the plan.

4.	Communications Policy

The Board is responsible for overseeing the establishment of policies and procedures to ensure effective corporate communications between the Company, its shareholders, other stakeholders and the public. These practices include establishing controls over the dissemination of confidential information and ensuring that material information is disclosed to shareholders on a regular and timely basis. On March 22, 2005, the Board adopted a Disclosure policy, as reviewed and updated periodically, sets out the Company’s disclosure policies, procedures and controls. The Board is also responsible for regularly reviewing the assessing the effectiveness of these policies and procedures.

5.	Integrity and Internal Controls

The Board, through the Audit Committee, reviews and approves methods of controlling corporate assets, information systems and the financial reporting processes in accordance with generally accepted accounting principals.  The Corporate Controller meets regularly with the Audit Committee and apprises the Committee of the status and results external audits.

6.	Code of Business Conduct and Ethics

        The Board is responsible for establishing corporate policies and procedures to encourage and promote a culture of ethical business conduct and to ensure that the Company’s business is conducted in compliance with all relevant laws and regulations. On March 23, 2007, the Board adopted a new Code of Business Conduct and Ethics, as reviewed and updated periodically, applicable to all our directors, officers and employees, which is posted under the Company’s profile on SEDAR at www.sedar.com.

7.	Specific Responsibilities

•	Review and approve corporate objectives, strategies, annual operating plans and budgets.
•	Review business and financial performance and deviations from operating plans and approving corrective actions.
•	Review and approve business acquisitions, divestitures and strategic alliances.
•	Review and approve all expenditures authorizations, which materially exceed individual or aggregate expenditure levels established in previously approved annual operating budgets.
•	Review and approve all banking resolutions.
•	Review and approve all share capital transactions.
•	Review on a regular basis the policies and procedures established by management for ensuring compliance with applicable laws and regulations.
•	Establish appropriate committees of the Board and their terms of reference and review and approve reports or recommendations of the Board’s committees.
•
Review and approve the Annual Report, Annual Report in Form 20-F, Annual Information Form, Management Information Circular, quarterly financial statements, Management Discussion and Analysis, and annual financial statements.

•	Provide advice to management as appropriate and take a critical role in assessing and challenging, where appropriate, recommendations and proposals from management.
•	Evaluate exposure to Corporate, Director and Officer liability issues and consider steps to manage and minimize exposure to such risks.

II. CONSTITUTION OF THE BOARD AND BOARD APPOINTMENTS

•
The Articles of Incorporation of the Company currently provide for a Board of Directors consisting of not less than three and not more than 15 directors, to be elected annually. Pursuant to the Company’s by-laws the Board has the authority to fix the number of directors to a number within the minimum and maximum number of directors as set forth in the Articles of the Company. The Board of Directors has determined by resolution that the size of the Board is four directors.

•	The Corporate Governance Committee should regularly assess the most appropriate size for the Board taking into account independence and shareholder relationships.
•	The Board should have a majority of independent directors.
•	The Board shall appoint all corporate officers including the Chair and CEO.
•	The Board shall develop clear position descriptions for the Chair, CEO and each of the Chairs of the committees of the Board to delineate the responsibilities of these positions.
•	The Corporate Governance Committee reviews and approves the position descriptions and will measure the performance of the Chairman of the Board and the CEO against the objectives set out.

Position Descriptions:

Chair of the Board
The Chairman of the Board is responsible for presiding over Board meetings, assuming principal responsibility for the Board’s operation, and ensuring that Board functions are effectively carried out.

Chief Executive Officer
The Chief Executive Officer is responsible for overseeing the management of the day-to-day operations of the Company, providing leadership and vision to the Company, developing and recommending significant corporate strategies and objectives for approval by the Board, and developing and recommending to the Board annual operating budgets.

Committee Chairs
The Chair of each of the Board Committees is responsible for setting meeting agendas, scheduling committee meetings when required or appropriate and reporting on the activities of the committee to the Board.

III. BOARD MEETINGS AND PROCEDURES

•
The Board will hold a minimum of five meetings a year, one after each quarter end and one to consider the Annual Business Plan and Budget. Additional meetings may be held from time to time as necessary or appropriate.

•	All directors are expected to attend all meetings.
•	Members of management will be invited to participate in Board meetings at the discretion of the Board.
•	Meetings will provide for and allow for independent discussion and input from all Board members and discussion among unrelated directors, when appropriate.
•	The Board my delegate specific tasks, assignments or authority to individuals, or committees.
•
To assist the Board with responsibilities for corporate governance, organization, succession planning, officer appointment, selection of nominees for director and compensation, the following committees have been established: Corporate Governance Committee; and Management Resources and Compensation Committee.

•
Board meeting minutes, and also committee meeting minutes will be duly recorded in minute format by such person as may be designated from time to time. Minutes of meetings of Board committees will be provided to directors prior to the next Board meeting.

•	Board meeting agendas will be prepared by the Chair and CEO.